Pedal, LLC
A Nevada Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017

PEDAL, LLC

TABLE OF CONTENTS

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND FOR THE PERIOD FROM FEBRUARY 28, 2017 (INCEPTION) TO DECEMBER 31, 2017:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Members' Equity (Deficit)	4
Statement of Cash Flows	5
Notes to Financial Statements	6–9



To the Members of
Pedal, LLC
Las Vegas, Nevada

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Pedal, LLC (Nevada limited liability company), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in members' equity (deficit), and cash flows for the period from February 28, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
March 5, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PEDAL, LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2017

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Prepaid expenses		23,325
Total Current Assets		23,325
TOTAL ASSETS	$	23,325

LIABILITIES AND MEMBERS' EQUITY

Liabilities	$	-
Total Members' Equity		23,325
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	23,325

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PEDAL, LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from February 28, 2017 (inception) to December 31, 2017

Net revenues	$ -
Cost of net revenues	-
Gross profit	-
Operating Expenses:	
General & administative	4,765
Sales & marketing	3,144
Research & development	78,407
Total Operating Expenses	86,316
Loss from operations	(86,316)
Net loss	$ (86,316)

PEDAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the period from February 28, 2017 (inception) to December 31, 2017

	Total Members' Equity/(Deficit)
Balance at February 28, 2017 (inception)	$ -
Capital contributions	109,641
Net loss	(86,316)
Balance at December 31, 2017	$ 23,325

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

PEDAL, LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from February 28, 2017 (inception) to December 31, 2017

Cash Flows From Operating Activities

Net Loss	$ (86,316)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase)/Decrease in prepaid expenses	(23,325)
Net Cash Used in Operating Activities	(109,641)

Cash Flows From Financing Activities

Proceeds from capital contributions	109,641
Net Cash Provided By Financing Activities	109,641

Net Change In Cash	-
Cash at Beginning of Period	-
Cash at End of Period	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-5-

NOTE 1: NATURE OF OPERATIONS

Pedal, LLC (the "Company"), is a limited liability company organized February 28, 2017 under the laws of Nevada. The Company is developing a fitness discovery platform to provide users on-demand access to gyms, studios, and fitness activities through a geolocation-based mobile application.

As of December 31, 2017, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2017.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

From February 28, 2017 (inception) to December 31, 2017, the Company's managing member paid all the operating expenses amounting to $109,641 on the Company's behalf, which were accounted for as equity contributions. As of December 31, 2017, the Company was 100% owned by its founder and managing member.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

<u>Dissolution of Pedal, LLC</u>

On February 27, 2018, the Company was dissolved. Management and ownership of the Company formed Pedal Holdings, Inc., an entity formed January 24, 2018 under the laws of Delaware, which is under common ownership and control with the Company. Pedal LLC has ceased operations in 2018 and all activity is now transacted under Pedal Holdings, Inc. The Company is in process of executing an asset purchase agreement between the Company and the Pedal Holdings, Inc. for substantially all assets of the Company.

Management's Evaluation

The Company has evaluated subsequent events through March 5, 2018 the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.